      TARTER
   KRINSKY &
DROGINLLP
ATTORNEYS AT LAW

1350 BROADWAY, 11TH FLOOR
NEW YORK, NY 10018
TEL: (212) 216-8000
FAX: (212) 216-8001

July 18, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attention:	Barbara C. Jacobs,
Assistant Director

Re:	EnterConnect Inc.
Amendment No. 1 to Form SB-2 on Form S-1/A
Filed April 4, 2008
File No. 333-148797

Dear Ms. Jacobs:

Please be advised that this firm is special securities counsel to EnterConnect Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated April 29, 2008 (the “Comment Letter”).  In response to these comments, the Issuer has caused to be filed Amendment No. 2 on Form S-1, a copy of which is enclosed with the original of this letter.  The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.
We note that you did not include a marked copy of the amended registration statement on EDGAR.  Please ensure that you file a marked copy with your next amendment. See Item 310 of Regulations S-T, which requires that a marked copy be filed electronically.

The Issuer will file an electronic, marked copy of the amended registration statement with this and all future filings.

2.
We note that you are registering the sale over 21 million shares of common stock and that there is a limited market for the company’s common stock.   Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, it appears that you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Barbara C. Jacobs
July 18, 2008

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationship among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that are returned (or will be returned) to the selling shareholders and/or their affiliates in the fees or other payments;

•
The discount at which the selling shareholders will purchase the common stock underlying the convertible securities (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities

On June 19, 2008 the Registrant executed a Waiver and Amendment Agreement with Highbridge International LLC, the principal note holder and selling stockholder.  Pursuant to this agreement, the Registrant and the note holder agreed to amend the number of shares the Company would initially register on behalf of the note holders to 2,369,176 shares representing shares underlying warrants issued to the Selling Stockholders.  This sum represents approximately thirty percent (30%) of the Registrant’s issued and outstanding shares held by non-affiliates, which the Registrant believes is characterized as a transaction in accordance with Rule 415(a)(i).

3.
We note the existence of the Holder’s Right of Optional Redemption in section 8 of the Form of Senior Secured Note, which allows the note holders to require the Company to redeem all or a portion of the overlying convertible note at any time until December 20, 2008.  Please provide an analysis setting forth your views as to whether the sale of the convertible note was complete prior to the filing of the resale registration statement. Please see Interpretation 3S(b) under the heading “Securities Act Sections” in the March 1999 Supplement to the Corporation Finance Manual of Publicly Available Telephone Interpretations for additional guidance. Please also advise whether the note holders will retain the warrants received in connection with the sale of the convertible notes upon redemption of the notes.

Barbara C. Jacobs
July 18, 2008

Interpretation 3S(b), provides, in pertinent part:

When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff's PIPEs analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. (Emphasis added.)

Section 8 of the Form of Senior Secured Convertible Note (the “Note”) sets forth:

At any time prior to the Optional Redemption Date, the Holder shall have the right, in its sole discretion, to require that the Company redeem (the "Optional Redemption") all or any portion of the Conversion Amount of this Note by delivering written notice thereof (the "Optional Redemption Notice") to the Company no later than one (1) Business Day prior to the Optional Redemption Date.

This redemption provision is not a condition to closing as might be found in a securities purchase agreement, but rather a term of the Note which bears no effect until consummated by the Holder by delivery of funds and by the Issuer upon execution.  Moreover, the registration provisions of the Issuer’s offering with the Selling Shareholders, have no effect upon the redemption provision.  Further, all other provisions and obligations of the Notes, including the repayment thereof, are effective against the Issuer irrespective of the filing of a registration statement for the shares of the Issuer’s common stock into which the Notes are convertible.  Accordingly, it is the Issuer’s position that the sale of the convertible note was completed prior to the filing of the resale registration statement.

The note holders will retain ownership of the Warrants in the event of a redemption of the notes.

Calculation of Registration Fee

4.
We note that the revisions to the fee table include additional shares at a revised offering price of $0.95 though the footnote to the table continues to indicate that the proposed offering price is based on the price of the common stock as reported on January 18, 2008.  Rule 457(c) of the Securities At requires that the fee be calculated based on the price of the securities as of a date within five business days prior to the date of filing the registration statement. Please ensure that the fee table, including the amount of registration fee, conforms to the requirements of Rule 457 (c).

Barbara C. Jacobs
July 18, 2008

5.
Please reconcile the number of shares covered by the registration statement as indicated in the calculation of registration fee table and on the cover page with the selling stockholder section of the prospectus.

The Calculation of Fee Table and the registration statement have been revised to reflect the price of the common stock as of July 17, 2008 of $0.50 and to reconcile the number of shares registered as follows:

CALCULATION OF REGISTRATION FEE

Title of each class to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price		Amount of registration fee
Common stock, $0.001				$1,184,588.00
par value per share(2)	2,369,176	$0.50~~$0.95~~	$	~~2,250,717.20~~	$46.55~~$88.45~~
				$1,184,588.00
Total	2,369,176	$0.50~~$0.95~~	$	~~2,250,717.20~~	$46.55~~$88.45~~

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sale price of the common stock as reported on the Over-the-Counter Bulletin Board on July 17, 2008.

(2)  Represents shares underlying warrants to purchase 2,369,176 shares of the Company’s common stock at an exercise price of $0.80 per share, issuable in accordance with the Securities Purchase Agreement dated December 20, 2007 between the Company, Highbridge International LLC and other investors.

Fees and Payments Associated with Transaction, page 10

6.
We note that some of the information provided in the table may be either incomplete or inconsistent with information in the transaction documents. Please modify your disclosure or provide a written response addressing the following:

•
Whether the 3% liquidated damages that is to be paid monthly has a maximum dollar amount to be paid over the full term of the notes and whether damages that may be paid in shares have a fixed or variable conversion rate;

•	What the maximum redemption premium is that may be paid to note holders pursuant to the note holders’ right of redemption (see sections 5(b) and 8 of the Form of Senior Secured Convertible Note);

•
What the maximum aggregate amount of interest is that may be paid in cash or shares and/or capitalized over the full term of the notes (see section 2 of the Form of Senior Secured Convertible Note); and

•
Please advise why the maximum possible payments column does not include the $90,000 expense allowance paid to Highbridge International, LLC pursuant to section 4(g) of the Securities Purchase Agreement.  Please revise to include these any other applicable payments you have made or may be required to make in connection with transaction.

Barbara C. Jacobs
July 18, 2008

The relevant section was revised to address these items as follows (please refer to the redlined version of the Form S-1 for comparative changes):

Fees and Payments Associated with Transaction

The following table discloses the dollar amount of each payment (including the dollar value of any payments to be made in common stock) in connection with the financing transaction that the Company has paid, or may be required to pay to any Selling Stockholder, any affiliate of a Selling Stockholder, or any person with whom any Selling Stockholder has a contractual relationship regarding the transaction. The table also reflects the potential net proceeds to the Company from the sale of the Notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes. We intend to use all proceeds received in connection with the financing transaction for general corporate, business development and working capital purposes. For purposes of this table, we assumed that the aggregate of $4,823,000 in Notes were issued on December 20, 2007. There are no other persons with whom any Selling Stockholder has a contractual relationship with regarding the transaction.

Finder’s Fee	Structuring and Due Diligence Fees(1)	Maximum Possible Interest Payments(2)	Maximum Redemption Premium(3)	Maximum Possible Liquidated Damages(4)	Maximum First Year Payments(5)	Maximum Possible Payments(6)	Net Proceeds to Company(7)

$0	$0.0	$384,456	$7,806,988	$4,630,080	$1,831,356	$5,499,032	$(676,032)

(1)	None

(2)
Maximum possible interest payments for interest accrued through December 20, 2008.    The maximum aggregate amount of interest that may be paid in cash or shares and/or capitalized over the full term of the Notes is $1,422,740.

(3)
We do not have the right to redeem the full principal amount of the Notes prior to the maturity. The maximum redemption premium that may be paid to Noteholders pursuant to the Noteholders’ right of redemption is $7,806,988., representing 125% of the Note balance after the full term, including capitalized interest, totaling $1,422,740.

(4)
Under the Registration Rights Agreement, the maximum amount of liquidated damages that the Company may be required to pay over the full term of the Notes is 3% of the aggregate purchase price, payable every thirtieth day. Damages that may be paid in shares have a fixed conversion rate of $0.60.

(5)
Total maximum payments that the Company may be required to pay to the Selling Stockholders for the twelve (12) months following the sale of all Notes, which is comprised of $384,456 in interest and $1,446,900 in liquidated damages. The interest payment is calculated at 18% which is the maximum interest payable in the first year in the event of default and includes $136,830 of additional interest over the note rate of 10%. If we redeemed the Notes one year from the Issuance Date, then the total payments would be $7,051,617.

(6)
Total maximum payments payable by the Company, including maximum possible interest of $1,422,740 and maximum possible liquidated damages of $4,630,080. The interest payment is calculated at 18% which is the maximum interest payable in the event of default and includes $1,175,114 of additional interest over the note rate of 10%. We also incurred $90,000 in legal fees for the transaction and filing of this registration statement, which would increase the possible maximum payments by Company to $6,142,820 and reduce the net proceeds to Company to $(1,319,820).

Barbara C. Jacobs
July 18, 2008

(7)	Total net proceeds to the Company. We also incurred $90,000 in legal fees for the transaction and filing of this registration statement.

7.
We note the disclosure in section 2(b) of the Form of Senior Secured Convertible Note that the interest on the note shall accrue and be included in the amount to be converted. Please revise your disclosure to describe the interest payment provisions, to disclose the aggregate number of shares issuable as interest and to clarify whether the shares being offered for resale include interest shares.  As a general matter, it is inappropriate to register the resale of securities until after the private offering for those securities has been completed. Please provide us with your analysis as to why you believe that the offer and sale of the interest shares was complete when you filed the resale registration statement. In your analysis, please discuss whether the holders are irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest payments. Finally, please be advised that you may not rely on Rule 416 to register the shares underlying any interest accrued.  Provide an appropriate note to the fee table that confirms your understanding in this respect.

Please see the response to Comment 6 and edits to the registration statement relative to the calculation of the maximum possible interest payments to the note holders.  Additionally, as a result of the Issuer’s execution of the Waiver and Amendment Agreement with the note holders, solely shares of common stock underlying warrants, and not convertible from interest, are being offered for resale and the comments relative thereto are accordingly inapplicable.

Prior Securities Transactions with Selling Stockholders, page 12

8.	Please refer to comment six of our letter dated February 21, 2008. Please direct us to your response to the third and fifth bullet points.

The disclosure was revised to provide:

Prior Securities Transactions with Selling Stockholders

We engaged in prior securities transactions with the following Selling Stockholders:

From November 16, 2006 to February 28, 2007, when 18,000,000 shares of the Company’s Common Stock were held by the Company’s two, founding shareholders~~issued and outstanding~~, the Company conducted a private placement of its securities solely to accredited investors.  The sale to the following individuals were issued shares from the authorized capital stock for additional working capital. These shares were exempt from registration pursuant to Regulation D of the Securities Act of 1933.  Subscriptions were for units at a purchase price of $100,000 comprised of a 10% Series A Convertible Debenture and Class A Warrants to purchase 60,000 shares of the Company’s Common Stock at exercise prices of $2.00, $3.00 and $4.00.  The Company executed subscriptions for an investment of $2,112,732.  211,273.2 10% Series A Convertible Debentures and 6,334,263 Class A Warrants were sold in the Offering.

Barbara C. Jacobs
July 18, 2008

Name of Selling Stockholder	Number of Shares Acquired	Percentage of Class Upon Issuance (1)	Percentage of Class Issued in the Offering(2)	Market Price Per Share Prior to Offering(3)	Current Market Price Per Share
Adams, Madeline Gayle	42,960	.23	2.03	$1.00	$0.55
Cahn, Marc S.	26,870	.15	1.27	$1.00	$0.55
Cerneka, Lore	53,890	.29	2.55	$1.00	$0.55
Cheeseman, Valerie	84,069	.47	3.98	$1.00	$0.55
Crawford, Veronne J., Trustee Veronne J. Crawford Trust	105,315	.59	4.99	$1.00	$0.55
Dudziak, Norman A., Jr.	26,945	.15	1.27	$1.00	$0.55
Eigel, Christopher J.	107,781	.60	5.10	$1.00	$0.55
Groetsch, Brian L., Sr.	53,890	.29	2.55	$1.00	$0.55
Kaplan, Ralph V., M.D. Sadowsky, Naomi P., M.D.	26,623	.15	1.26	$1.00	$0.55
Lau, Grant	26,329	.15	1.24	$1.00	$0.55
MacCollum Family Trust Maxwell S. MacCollum	53,890	.29	2.55	$1.00	$0.55
McGee, Lawrence Stone III	80,836	.45	3.82	$1.00	$0.55
Murray, Alan John	53,630	.29	2.54	$1.00	$0.55
Ritsch, James	26,870	.15	1.27	$1.00	$0.55
Serikawa, Yoshihara	26,965	.15	1.28	$1.00	$0.55
Spencer, David R.	21,496	.12	1.02	$1.00	$0.55
Stiehl, Walter, A.	26,870	.15	1.27	$1.00	$0.55

(1) Based upon 18,000,000 shares issued and outstanding at the time of the offering.

(2) Based upon 2,111,424 shares of common sold in the offering.

(3) There was no market for the Company’s common stock on the date of subscription.  The offering price of the shares was $1.00 per share.

On July 31, 2007, the Company conducted a private placement of its securities solely to accredited investors.  The offering was exempt from registration pursuant to Regulation D of the Securities Act of 1933.  Subscriptions were for units at a purchase price of $25,000 comprised of a 14% Debenture and 50,000 shares of the Company's Common Stock.  The Company executed subscriptions for investments of $585,000 and issued a total of 1,171,000of which the following was subscribed for by the selling stockholders:

Name of Selling Stockholder	Number of Shares Acquired	Percentage of Class Upon Issuance (1)	Percentage of Class Issued in the Offering(2)	Market Price Per Share Prior to Offering(3)	Current Market Price Per Share
Adams, Madeline Gayle	50,000	.23	4.23	$1.00	$0.55
Cahn, Marc S.	50,000	.23	4.23	$1.00	$0.55
Cerneka, Lore	50,000	.23	4.23	$1.00	$0.55
Cheeseman, Valerie	46,000	.21	3.92	$1.00	$0.55
Crawford, Veronne J., Trustee Veronne J. Crawford Trust	50,000	.23	4.23	$1.00	$0.55
Dudziak, Norman A., Jr.	100,000	.47	8.53	$1.00	$0.55
Eigel, Christopher J.	50,000	.23	4.23	$1.00	$0.55
Groetsch, Brian L., Sr.	100,000	.47	8.53	$1.00	$0.55
Kaplan, Ralph V., M.D. Sadowsky, Naomi P., M.D.	50,000	.23	4.23	$1.00	$0.55
Lau, Grant	50,000	.23	4.23	$1.00	$0.55
MacCollum Family Trust Maxwell S. MacCollum	50,000	.23	4.23	$1.00	$0.55
McGee, Lawrence Stone III	125,000	.58	10.67	$1.00	$0.55
Murray, Alan John	50,000	.23	4.23	$1.00	$0.55
Power, Alan	50,000	.23	4.23	$1.00	$0.55
Ritsch, James	100,000	.47	10.67	$1.00	$055
Serikawa, Yoshihara	100,000	.47	10.67	$1.00	$0.55
Shah, Art	25,000	.12	2.13	$1.00	$0.55
Spencer, David R.	50,000	.23	4.23	$1.00	$0.55
Stiehl, Walter, A.	25,000	.12	2.13	$1.00	$0.55

Barbara C. Jacobs
July 18, 2008

(1) Based upon 21,416,112 shares issued and outstanding at the time of the offering.

(2) Based upon 1,171,000 shares of common stock and 585,000 shares of common stock underlying warrants sold in the offering.

(3) There was no market for the Company’s common stock on the date of subscription.  The offering price of the shares was $1.00 per share.

Selling Stockholders, page 15

9.
We note your response to comment 15 of our letter dated February 21, 2008.  Please identify the broker-dealers and affiliates of broker-dealers in the footnotes to the selling security holders table and disclose with regard to each group, and consistent with your response, the representations made with respect to the manner in which the securities were purchased. Please reconcile the 452,500 shares discussed in your response and the 1,202,500 shares registered underlying warrants received as transaction-based compensation disclosed on the cover page of the prospectus.  Please disclose the broker-dealer relationship(s) and/or status of Aaron Katz and Juan Ferrier, which were previously omitted. Provided appropriate details in your response letter.

As a result of the execution of the Waiver and Amendment Agreement with Highbridge International LLC, the Registrant and the note holder agreed to amend the number of shares the Company would initially register on behalf of the note holders to 2,369,176 shares solely underlying warrants issued to the note holders.  None of the warrants issued for compensation are being registered for resale or are listed in the revised selling security holder table.

Plan of Operations, page 35

10.
Notwithstanding your response to comment 11 of our letter dated February 21, 2008, please update your disclosure to discuss your plan of operation for a consistent time period that is at least 12 months from the filing date. For example, your plan regarding research and redevelopment and personnel matters is for the twelve months ended August 31, 2008. See Item 303(a)(1) of Regulation S-B.

The Registrant’s Plan of Operations was revised as follows:

EnterConnect's plan of operation over the next twelve (12) months following the date of this Report is to continue developing our website marketplace for Independent Software Vendors (ISVs), Systems Integrators (SIs), Value Added Resellers (VARs), and customers.  We have only recently commenced operation of our website at http://www.soaapps.com and have generated only limited revenue from partners participating in the partner program.  To continue active business operations we will need to engage in a number of product launch and post-launch activities including enhancing our software product to support the needs of our partners; putting into place the necessary infrastructure to support our e-commerce operations, including order placement, secure payment, and delivery systems; creating a referral network to begin operations; training sales and marketing and customer service representatives; and formulating and implementing an aggressive marketing campaign to drive the customer base to our website.  We anticipate that these activities will require $4 million of funding.  There can be no assurance that we will raise sufficient funds or generate sufficient revenues to implement any of these procedures.

Barbara C. Jacobs
July 18, 2008

At March 31, 2008, EnterConnect's cash position was $2.3 million. The issuance of convertible notes and offerings of our common stock and warrants aggregated funds in the amount of $4.9 million, net of costs.  At its current rate of expenditures, EnterConnect will only have cash available to maintain operations for approximately six months of operations.  We may seek to offer our securities in one or more public or private offerings to fund our operations for the next 12 months.  Such additional funds may not become available on acceptable terms, if at all, and there can be no assurance that any additional funding that we do obtain will be sufficient to meet our needs in the long term.  As discussed above, our audited financial statements at March 31, 2008, expressed substantial doubt about our ability to continue as a “going concern”.

In the event that we do not have sufficient funds necessary to fund our plan of operations for the next 12 months, we may be required to scale down our Sales and Marketing and Research and Development expense.

EnterConnect intends to generate revenues from sharing fees we collect from the partners doing business through the marketplace and from referral fees and partner storefront hosting fees.  Additionally, we intend to sell our EnterConnect Product Suite to marketplace partners and marketplace customers.  However, no assurance can be given that we will be able to we generate sufficient traffic to our website to sell these products or whether we can successfully market our products and services to our partners to can convince a sufficient number to participate, thereby reducing the overall value of the marketplace itself.  If we are unsuccessful at creating demand or enrolling sufficient partners onto the marketplace, it is unlikely we can operate profitably.

Security Ownership of Beneficial Owners and Management, page 39

11.
Please refer to comment 17 of our letter dated February 21, 2008.  We note that Highbridge International, LLC and Professional Offshore Opportunity Fund, Ltd appear to be beneficial owners of 26% and 14% of your common stock, respectively.  Please tell us why their share ownership is not reflected in the beneficial ownership table.  See Instructions 1 and 3 to Item 403 of Regulation S-B.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of March 21, 2008 (i) by each person who is known by us to beneficially own more than 5% of our common stock (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group:

Barbara C. Jacobs
July 18, 2008

Name of Beneficial Owners	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2)

Sam Jankovich (3)	9,000,000	33.2%

Michael Wainstein (4)	7,725,000	28.5%

Dean Galland	2,109,400	7.7%

Highbridge International, LLC (5)	9,583,384	26.1%

Professional Offshore Opportunity Fund, Ltd. (6)	4,483,334	14.8%

Officers and directors as a group (3 persons)	18,834,400	69.4%

(1) "Beneficial Owner" means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares, underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.
(2) Based upon 27,205,26127,125,261 shares of common stock outstanding.
(3) Mr. Jankovich may be considered a promoter of the Company.  He is located at 100 Century Center Court, Suite 650, San Jose, California 95112.
(4) Beneficially owned by Private Capital Group, LLC.  Mr. Wainstein may be considered a promoter of the Company.  He is located at 1500 Broadway, Suite 2003, New York, New York, 10036.
(5) Based upon 36,788,645 shares of common stock outstanding and assuming full conversion of the Senior Secured Convertible Note and Exercise of the Warrants both of which agreements currently provide contractual restrictions prohibiting the conversion or exercise of which into more than 4.99% of the number of shares of the Company’s Common Stock issued and outstanding immediately following such conversion or exercise.
(6) Based upon 31,688,595 shares of common stock outstanding and assuming full conversion of the Senior Secured Convertible Note and Exercise of the Warrants both of which agreements currently provide contractual restrictions prohibiting the conversion or exercise of which into more than 4.99% of the number of shares of the Company’s Common Stock issued and outstanding immediately following such conversion or exercise.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

/s/ Tarter Krinsky & Drogin LLP

Tarter Krinsky & Drogin LLP
PC/eph